Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a form of letter dated March 27, 2013 that is being mailed to participants in Empire State Building Associates L.L.C.

[MH LETTERHEAD]

March 27, 2013

Dear Fellow Participant:

We recently received the enclosed unsolicited letter from Barbara Pearson, a long-time ESBA participant, sharing with us her reasons for voting FOR the proposed transaction.

We have received many supportive e-mails, phone calls and letters. Ms. Pearson has kindly allowed us to share her letter with all participants. We hope you will take the time to read it.

[FOR THOSE WHO HAVE VOTED FOR CONSOLIDATION]

We remain firm in our belief that the proposed consolidation transaction will give all investors better advantages and opportunities than the status quo. We remain hard at work both running your investments and working to conclude this solicitation on your behalf.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@malkinholdings.com if you have any question.

Thank you for your support.

[IF VOTED “NO” OR “ABSTAIN”]

We firmly believe the proposed consolidation transaction offers you better advantages and opportunities than your current investment, and we hope that you change your recorded vote and will vote in favor of the proposed transactions as soon as possible. We urge that you vote “FOR” the proposals.

Please call directly Peter Malkin at 212-850-2660 or Tony Malkin at 212-850-2770 if you have any question.

Thank you for your support.

[NOT YET VOTED]

We firmly believe the proposed consolidation transaction offers you better advantages and opportunities than your current investment. If you have not yet voted, we urge you to do so. The best way to ensure that you receive the transaction’s many benefits and reduce ongoing cost is to complete and return your consent form today. We urge that you vote “FOR” the proposals.

Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@malkinholdings.com if you have any question.

Thank you for your support.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

We urge you to review the Registration Statement on Form S-4, prospectus/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

March 25, 2013

To Fellow Participants in Empire State Building Associates LLC:

My name is Barbara Pearson. I am not an attorney or an investment advisor. I have no current or past personal relationship with anyone at Malkin Holdings and am not writing this letter at the suggestion of anyone associated with Malkin Holdings or anyone else. I am just one of the little people and it is because I am receiving so many communications from other ESBA participants, with their long lists of credentials and “emotional” reasons for their positions, telling me that I should vote NO on the consolidation and IPO that I felt the need to write this letter.

I inherited my investment from my father, who inherited it from my mother when she died and she inherited it from her uncle who was the original investor, and, family legend has it, was a friend of Lawrence Wien. In my opinion this information is at least as meaningless as much of the information others who have written to you have provided but it does lead to some worthwhile information.

I was the administrator of both my mother’s and my father’s estates. Two different attorneys handled the wills and when it came time to list the assets of each estate, it was my job to inform them of the investment in ESBA. The combined years in practice of these attorneys far exceeded my age (not a small number) and neither had ever heard of an investment that I have only ever known by the term “participation”. In fact, I have never described this investment to anyone, including some fairly savvy investors, who had knowledge of anything quite like it. Why am I telling you this? Because I believe it confirms that this investment is as illiquid as Malkin Holdings says it is and that it is in my and your best interests that it be converted into something that is liquid. How can you sell an investment, the structure of which is so obscure that most of today’s investors have never heard of it? And to what marketplace do you go to make that sale? For the record, I have no desire to sell my investment in ESBA – today. I cannot, however, predict the future and as I approach retirement age, with the current economic climate I see a pressing need for more choices, not less.

My investing and stock market activity is limited to how I manage the mix of stocks and bonds in my 401(k) based on 1) the information provided to me regarding fund performance and 2) my tolerance for risk. I am not by any means a very knowledgeable investor but I do know this: I have options with those investments; I am able to exercise an infinitely greater degree of control over my return on investment than I ever will be with the current ESBA investment structure. My 401(k) results have never disappointed me; I cannot say the same of the years when my ESBA end-of-year distribution was severely reduced or completely not forthcoming for one reason or another. I hope and expect that the REIT will be a good investment where I will want to leave my money but if it is not, I have the power to change it and a way of doing so that is not dependent on the good will of Malkin Holdings (not that I have any reason to believe that MH wouldn’t try to help me).

I am also not naïve, I know that those who filed the class action against Malkin Holdings achieved a much better deal for ESBA participants than we were originally going to get and I am very grateful to them. But there’s an important point to be made here also –they got us a better deal, they didn’t sabotage it altogether. I’m not thrilled that my mother voted for the 10% override that will now be deducted from my proceeds but the 90% that will be mine far exceeds the value of what I own now, even if the estimated valuation proved to be overly optimistic by half.

I am quite unconvinced by the naysayers and have misgivings about their motives. I most definitely do not believe that my best interests are served by them. I have voted YES and unless there is a virtual collapse in the valuation of my investment prior to the IPO, my vote will absolutely remain unchanged. The fact that these other investors have the resources to send repeated mailings to 2800+ investors or set up a website doesn’t mean they’re right.

I have authorized Malkin Holdings to give my contact information, should they see a need to do so, to anyone who wants to be convinced that I am who I say I am and that everything I have said in this letter is true.

Sincerely,

/s/ Barbara Pearson
Barbara Pearson